LINDQUIST & VENNUM PLLP
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402

(612) 371-3211

August 4, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Blackhawk Biofuels, LLC

Registration Statement on Form SB-2

Ladies and Gentlemen:

On behalf of Blackhawk Biofuels, LLC, a Delaware limited liability company (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Act”), a Registration Statement on Form SB-2 relating to the offering and sale by the Company of up to 17,500,000 of its Class A Units. This is the initial public offering of the Company’s Units.

The registration filing fee in the amount of $3,745 has been transmitted to the Commission’s designated account at Mellon Bank in Pittsburgh, Pennsylvania.

The Company would be pleased to provide typeset courtesy copies of the filing upon request.

Please be advised that a request for acceleration of the effective date of the Registration Statement may be made orally by the Company under Rule 461 under the Act. The Company is aware of its obligations under the Securities Act.

If you should have any questions regarding this filing or require any additional information, please contact either me at (612) 371-3955 or Joe Thompson at (612) 371-2409. Our fax number is (612) 371-3207.

Very truly yours,

/s/ Dean R. Edstrom

Dean R. Edstrom